Exhibit 99.117

Note: [01 Mar 2017] – The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative.

FORM 13-501F1
CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, WILSON, Kevin, an officer of the reporting issuer noted below have examined this Form 13-501F1 (th e **Form**) being submitted hereunder to the Alberta Securities Commission and certify that to my knowled ge, having exercised reasonable diligence, the information provided in the Form is complete and accurat e.

(s) WILSON, Kevin	2 Jul 2024
Name: WILSON, Kevin	Date:
Title: CFO	

Reporting Issuer Name:	Verses AI Inc. / Verses AI Inc. (000052031)
End date of previous financial year:	31 Mar 2024
Type of Reporting Issuer:	**[X] Class 1 reporting issuer [_] Class 3B reporting issuer**
Highest Trading Marketplace:	Cboe Canada

Market value of listed or quoted equity securities:

Equity Symbol	VERS.WT.A
1st Specified Trading Period (dd/mm/yy)	04/01/23 to 30/06/23
Closing price of the security in the class or series on the last trading	$ 1.19

day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		(i)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		11286780 (ii)
Market value of class or series	(i) x (ii)	$ 13431268.20 (A)
2nd Specified Trading Period (dd/mm/yy)		01/07/23 to 30/09/23
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.7 (iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		10684505 (iv)
Market value of class or series	(iii) x (iv)	$ 7479153.50 (B)
3rd Specified Trading Period (dd/mm/yy)		01/10/23 to 31/12/23
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.65 (v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		10084555 (vi)
Market value of class or series	(v) x (vi)	$ 6554960.75 (C)
4th Specified Trading Period (dd/mm/yy)		01/01/24 to 31/03/24

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.5 (vii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		10032817 (viii)
Market value of class or series	(vii) x (viii)	$ 5016408.50 (D)
5th Specified Trading Period (dd/mm/yy)		N/A
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ N/A (ix)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		N/A (x)
Market value of class or series	(ix) x (x)	$ N/A (E)
Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))		$ 8120447.74 (1)

Equity Symbol	VERS.WT.B
1st Specified Trading Period (dd/mm/yy)	24/08/23 to 30/09/23
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ 1.09 (i)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	4650317 (ii)

Market value of class or series	(i) x (ii)	$ 5068845.53 (A)

2nd Specified Trading Period (dd/mm/yy) 01/10/23 to 31/12/23

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.2 (iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		7956740 (iv)
Market value of class or series	(iii) x (iv)	$ 1591348.00 (B)

3rd Specified Trading Period (dd/mm/yy) 01/01/24 to 31/03/24

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 0.18 (v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		7956740 (vi)
Market value of class or series	(v) x (vi)	$ 1432213.20 (C)

4th Specified Trading Period (dd/mm/yy) N/A

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ N/A (vii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	N/A (viii)

Market value of class or series	(vii) x (viii)	$ N/A (D)
5th Specified Trading Period (dd/mm/yy)		N/A
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ N/A (ix)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		N/A (x)
Market value of class or series	(ix) x (x)	$ N/A (E)
Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))		$ 2697468.91 (1)

Equity Symbol		VERS
1st Specified Trading Period (dd/mm/yy)		01/04/23 to 30/06/23
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 2.16 (i)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		66222813 (ii)
Market value of class or series	(i) x (ii)	$ 143041276.08 (A)
2nd Specified Trading Period (dd/mm/yy)		01/07/23 to 30/09/23
Closing price of the security in the class or series on the last trading		$ 1.37 (iii)

day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		76966075 (iv)
Market value of class or series	(iii) x (iv)	$ 105443522.75 (B)
3rd Specified Trading Period (dd/mm/yy)		01/10/23 to 31/12/23
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 1.54 (v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		85236232 (vi)
Market value of class or series	(v) x (vi)	$ 131263797.28 (C)
4th Specified Trading Period (dd/mm/yy)		01/01/24 to 31/03/24
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ 1.43 (vii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		86543603 (viii)
Market value of class or series	(vii) x (viii)	$ 123757352.29 (D)
5th Specified Trading Period (dd/mm/yy)		N/A

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ N/A (ix)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		N/A (x)
Market value of class or series	(ix) x (x)	$ N/A (E)
Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))		$ 125876487.10 (1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)	$ 0.00 (2)
Capitalization for the previous financial year (1) + (2)	$ 136,694,403.75
Participation Fee	$ 6,500.00
Late Fee, if applicable	$ N/A
Total Fee Payable (Participation Fee plus Late Fee)	$ 6,500.00